Filed Pursuant to Rule 433
Registration No. 333-186969
March 12, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 12, 2013)
Issuer:	Georgia Power Company
Security:	Series 2013A 4.30% Senior Notes due March 15, 2043
Expected Ratings:*	A3/A/A+ (Moody's/Standard & Poor's/Fitch)
Size:	$400,000,000
Initial Public Offering Price:	99.349%
Maturity Date:	March 15, 2043
Treasury Benchmark:	2.750% due November 15, 2042
US Treasury Yield:	3.239%
Spread to Treasury:	+110 basis points
Re-offer Yield:	4.339%
Coupon:	4.30%
Make-Whole Call:	T+20 basis points
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2013
Format:	SEC Registered
CUSIP/ISIN:	373334KA8 / US373334KA87
Trade Date:	March 12, 2013
Expected Settlement Date:	March 15, 2013 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities Commerz Markets LLC
Concurrent Offering:
$250,000,000 Series 2013B Floating Rate Senior Notes due March 15, 2016, expected to be issued on March 15, 2013. The closing of the offering of the Series 2013A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0791, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or UBS Securities LLC toll-free at 1-877-827-6444, ext. 561-3884.